KBR, Inc.

601 Jefferson Street

Suite 3400

Houston, Texas 77002

November 13, 2006

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

KBR, Inc.

Registration Statement on Form S-1

(File No. 333-133302)

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, KBR, Inc. (the “Company”) hereby requests acceleration of the effectiveness of its registration statement on Form S-1 (Registration No. 333-133302) to 3:00 p.m., Washington, D.C. time, on November 14, 2006, or as soon thereafter as is practicable. The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KBR, INC.

By:	/s/ Michael A. Weberpal
Name:	Michael A. Weberpal
Title:	Vice President and Assistant Secretary